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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

         Settlement Reached with Tokyo Metropolitan Government Regarding
                             Large Bank Tax Lawsuits

Tokyo, October 8, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced that its subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and Mitsubishi Trust and Banking Corporation (MTBC) had today at the Supreme Court made settlement-at-court("soshoujou-no-wakai") with the Tokyo Metropolitan Government and the Tokyo Governor and withdrawn their complaints regarding the Tokyo Metropolitan Government's tax on large banks.

As announced on October 2, 2003, due to this settlement BTM and MTBC expect to record special gains of approximately 32.1 billion Japanese yen and approximately 9.8 billion Japanese yen respectively in their consolidated financial statements for the six months ended September 30, 2003.

This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year announced on September 30, 2003.

                                      * * *


For further information please contact:

Mitsubishi Tokyo Financial Group, Inc.           Mr. Kohei Tsushima
                                                 General Manager
                                                 Corporate Communications Office
                                                 Tel. 81-3-3240-8149

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The foregoing forward-looking statements and other information relating to MTFG
(such statements and information are hereafter referred to as the "Forward-Looking Statements") are not historical facts and include, reflect or are otherwise based upon, among other things, the MTFG's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that the MTFG's management will strive to achieve through the successful implementation of the MTFG's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see MTFG's latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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